UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Offer to Exchange Outstanding Debt

September 8, 2010 – 8:00 am CET

DELHAIZE GROUP ANNOUNCES OFFER TO EXCHANGE

OUTSTANDING DEBT SECURITIES FOR NEW NOTES

BRUSSELS, Belgium – September 8, 2010 - Delhaize Group, the Belgian international food retailer (Euronext Brussels: DELB, NYSE: DEG), announced today the launch of a private offer to exchange (the “Exchange Offer”) any and all the outstanding 9.00% Debentures due 2031 and 8.05% Notes due 2027 issued by its wholly-owned subsidiary Delhaize America, LLC (the “Existing Securities”) held by Eligible Holders for new 5.70% Notes due 2040 issued by Delhaize Group SA/NV (the “New Notes”).

The Exchange Offer is being conducted upon the terms and subject to the conditions set forth in an offering memorandum, dated September 8, 2010, and the related letter of transmittal. The Exchange Offer is only made, and copies of the offering documents will only be made available, to a holder of the Existing Securities who has certified its status as (1) a “qualified institutional buyer” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or (2) a person who is outside the United States and not a “U.S. person” as defined under Regulation S under the Securities Act and who is a “non-U.S. qualified offeree” as defined in the offering memorandum (each, an “Eligible Holder”).

The Exchange Offer is subject to certain conditions, including the requirement that Delhaize Group receive valid tenders, not validly withdrawn, of enough Existing Securities so that at least USD 375 million aggregate principal amount of the New Notes will be issued in exchange for the Existing Securities.

Eligible Holders of Existing Securities who tender their Existing Securities at or before 5:00 p.m. Eastern Time on September 21, 2010, subject to any extension by Delhaize Group, will receive an additional early participation premium.

The Exchange Offer will expire at 11:59 p.m., Eastern Time, on October 5, 2010, unless extended or earlier terminated by Delhaize Group. Tenders of Existing Securities in the Exchange Offer may be validly withdrawn at any time prior to 5:00 p.m. Eastern Time on September 21, 2010, subject to any extension by Delhaize Group (the “Withdrawal Deadline”), but will thereafter be irrevocable, except in certain limited circumstances where additional withdrawal rights are required by law. Tenders submitted in the Exchange Offer after the Withdrawal Deadline will be irrevocable, except in certain limited circumstances where additional withdrawal rights are required by law.

» Disclaimers

The New Notes have not been registered under the Securities Act or any U.S. state securities laws. Therefore, the New Notes may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable U.S. state securities laws.

The Exchange Offer and the offering of the New Notes have not been and will not be made to the public in any country, including Belgium. In a member state of the European Economic Area, the Exchange Offer and the offering of the New Notes may only be made under one of the exemptions set out in article 3(2) of the EU Directive 2003/71/EC, as implemented in the relevant member state. The Exchange Offer and the offering of the New Notes have not been and will not be approved by the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances / Commissie voor het Bank-, Financie- en Assurantiewezen).

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Exchange Offer is being made solely by the offering memorandum and related letter of transmittal and only to such persons and in such jurisdictions as is permitted under applicable law.

Documents relating to the Exchange Offer will only be distributed to holders of Existing Securities who complete and return a letter of eligibility confirming that they are within the category of eligible investors for the Exchange Offer. Holders of Existing Securities who desire a copy of the eligibility letter may contact the Global Bondholder Service Corporation, the information agent for the Exchange Offer, at +1-212 430-3774 and +1-866-857-2200 (US Toll Free).

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the second quarter of 2010, Delhaize Group’s sales network consisted of 2 740 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues and EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2009, Delhaize Group employed approximately 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen: + 32 2 412 83 62	Amy Shue (U.S. investors): +1 704 633 8250 (ext.2529)
Aurélie Bultynck: + 32 2 412 83 61

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about our intention to exchange validly tendered Existing Securities for New Notes in the Exchange Offer, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “outlook”, “expect”, “anticipate”, “will”, “should” or other similar words or phrases. There is no assurance that Delhaize Group will successfully complete the Exchange Offer as presently intended. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, changes in inflation or currency exchange rates or changes in legislation or regulation. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s offering memorandum and the related letter of transmittal and its Annual Report on Form 20-F for the year ended December 31, 2009 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	September 9, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President